Jeanette L. Ourada
Vice President and Comptroller

October 21, 2016
BY FIRST-CLASS MAIL AND
BY ELECTRONIC TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2015 (“2015 Form 10-K”)
Filed February 25, 2016
File No. 1-00368
Dear Mr. Schwall:

In your letter dated September 26, 2016, you provided comments from the review of our 2015 Form 10-K by the staff (the “Staff”) of the Securities and Exchange Commission. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Form 10-K for the Fiscal Year ended December 31, 2015
Risk Factors, page 21

Regulation of greenhouse gas emissions . . . . page 22

1.
In the second full paragraph of your disclosure in this risk factor, you include “California’s AB32” (i.e. the Global Warming Solutions Act of 2006) amongst numerous examples of regulatory measures which are “currently in various stages of discussion or implementation,” making it “difficult to predict with certainty their timing and outcome.” However the cap-and-trade program that California implemented pursuant to AB32 appears to have imposed upon you a continuing compliance obligation (in the form of an emissions cap) since January 1, 2013.

Please expand your risk factor disclosure to provide a more fulsome description of the climate change-related compliance obligations arising from California’s AB32 and the cap-and-trade program associated therewith. As part of your expanded disclosure, please ensure you distinguish clearly between your current compliance obligations with finalized regulations and your potential compliance obligations with proposed regulations. Alternatively, please provide an analysis explaining why you are not required to do so.

Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. H. Roger Schwall
Securities and Exchange Commission
October 21, 2016

Response:
We respectfully submit that the disclosure in the 2015 Form 10-K is appropriate as, to date, both quantitatively and qualitatively, the current costs and the impact of compliance with The Global Warming Solutions Act of 2006 (“California AB 32”) have not been material to the company. The company does, however, continually monitor and assess the materiality of the risks that it faces with respect to GHG emissions, including the material impact of international agreements, legislation and regulation, using both quantitative and qualitative factors. Going forward, in response to your comment, we will seek to enhance, as appropriate, our disclosure relating to the potential material risks resulting from the impact of our obligations under AB 32 in our upcoming Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K.”). We will also more precisely delineate between current laws and regulations that are in effect, versus proposed laws and regulations that may have a material effect on the company’s future results or that make an investment in the company speculative or risky. The company believes that some of this disclosure may be better suited for the Business section or in Management’s Discussion & Analysis, as opposed to the Risk Factors section.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page FS-6

Income Tax Expense, page FS-10

2.
We note your effective income tax rate decreased from 38% in 2014 to 3% in 2015. Based on your effective income tax rate reconciliation on page F-46, the effect of income taxes from international operations significantly contributed to the decrease of your effective tax rate during the current period. Please expand your disclosure to clarify and quantify the nature of the items included within this line item of your effective income tax rate reconciliation so that a reader can understand the reasons behind each item and assess the continuing impact on your effective tax rate. The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the jurisdictional mix has changed materially in the past or is reasonably likely to change in the future. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

Response:

Chevron has historically explained the movement in income tax expenses from period-to-period (as part of our review of the Consolidated Statement of Income in MD&A) by providing an effective tax rate (ETR) analysis. This analysis compares the company’s consolidated current year ETR with the prior year ETR and details the main items that caused the period-to-period change. Note this analysis of the company’s ETR differs from the table in Note 18 on page FS-46, which reconciles to the U.S. statutory tax rate (in accordance with FASB ASC 740-10-50-12).

In our year-end 2015 disclosure, we explain that the main drivers causing the ETR decrease from 38 percent in 2014 to 3 percent in 2015 were “the impacts of jurisdictional mix, one-time tax benefits, foreign currency remeasurement, equity earnings and a reduction in statutory tax rates in the United Kingdom, partially offset by the effects of valuation allowances recognized on deferred tax assets and the sale of the company's interest in Caltex Australia Limited.” Although we believe this disclosure meets all SEC requirements and sufficiently explains the ETR movement between 2014 and 2015, we understand low commodity prices have caused anomalous results with our effective tax rates. Several drivers of these results are discussed below. In addition, we

Mr. H. Roger Schwall
Securities and Exchange Commission
October 21, 2016

note below an additional disclosure the company included beginning with the March 31, 2016 Form 10-Q and expanded disclosure the company is planning for future periods.

We provide the following information supplementally to further explain the factors driving Chevron’s ETR.

From your comment (i.e., “the disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the jurisdictional mix has changed materially in the past or is reasonably likely to change in the future”), it appears the Staff may be looking for a further breakdown by major international tax jurisdiction of the changes in ETR due to the effects of jurisdictional mix. Chevron is an integrated energy company that operates through subsidiaries and affiliates in dozens of countries and tax jurisdictions throughout the world. These tax jurisdictions have statutory tax rates ranging from under 20 percent to over 80 percent. It is the mix effect of all these jurisdictions together that helps drive the overall movement in ETR, rather than a few major jurisdictions. Thus we do not believe providing additional detail about specific tax jurisdictions is material or would be helpful to the financial statement reader.

Chevron’s before-tax earnings are driven by many factors. One significant driver is commodity prices. Chevron’s before-tax earnings tend to be driven by the Upstream business when commodity prices are high and by the Downstream business when commodity prices are low. Tax rates for Chevron’s Upstream business tend to be considerably higher than those for Chevron’s Downstream business. As commodity prices decrease, Chevron’s consolidated ETR naturally decreases as the Upstream business experiences lower before-tax earnings, or even losses, in high tax rate jurisdictions. As you are aware, crude oil prices decreased dramatically beginning in mid-2014 from where they had been for several years (the U.S. benchmark West Texas Intermediate crude oil price decreased from over $100 per barrel in July 2014 to a low of less than $30 per barrel in early 2016, before rising to about $50 per barrel today). Because of this, the impact of jurisdictional mix has tended to drive down the company’s consolidated ETR since mid-2014. Of course, Chevron’s ETR can also be impacted by one-time events, which we include as part of our ETR analysis when these events significantly impact the consolidated rate.

Chevron’s consolidated ETR is also significantly impacted by the effect of equity earnings on before-tax earnings in a period. Because income tax expenses for equity affiliates are generally presented in before-tax earnings as part of Chevron’s Income from equity affiliates (in accordance with ASC 323), equity affiliate income impacts the ETR as if it were a zero tax rate jurisdiction. The greater the portion of equity income in before-tax earnings, the greater the impact will be on the effective tax rate for the company. Between 2014 and 2015, there was a dramatic impact on the ETR from this effect. In 2014, Income from equity affiliates ($7,098 million) comprised 23 percent of our total before-tax earnings ($31,202 million). In 2015, Income from equity affiliates ($4,684 million) comprised 97 percent of our total before-tax earnings ($4,842 million). To help make this impact more clear to financial statement readers, commencing with our Form 10-Q for the quarterly period ending March 31, 2016, we explained the period-to-period movement in ETR excluding the effects of equity earnings.

An additional issue that has arisen over the last few years as crude oil prices declined significantly has to do with the calculation of the consolidated ETR when certain high tax rate jurisdictions are in a loss position. The combined effect of losses in higher tax rate jurisdictions with profits in lower tax rate jurisdictions can cause effects on the ETR that are not intuitive. The hypothetical example below illustrates a simplified potential impact:

Segment	Before Tax Earnings/(Loss)	Income Tax (Expense)/Benefit	ETR
Upstream	$(100)	$50	50%
Downstream	200	(60)	30%
Consolidated	$100	$(10)	10%

Mr. H. Roger Schwall
Securities and Exchange Commission
October 21, 2016

Given the above, Chevron is planning to make changes to its discussion of income taxes in future filings. Commencing with the 2016 Form 10-Q for the quarter ended September 30, 2016, and with the company’s 2016 Form 10-K, we plan to explain the period-to-period movement in income tax expense that is included in MD&A in dollars. In the 2016 Form 10-K Income Taxes note, we plan to provide the table that reconciles to the U.S. statutory tax rate (in accordance with FASB ASC 740-10-50-12) in dollars rather than in percentages. We will also provide an explanation for the year-over-year change in income tax expense, similar to what will be provided in the MD&A explanation of income tax expense. Additionally, we will continue to provide the main drivers of the movement in our ETR between periods, with the focus being exclusive of the effects of equity earnings, consistent with the improvements we made in our 2016 10-Q disclosures.

The following sets forth a pro forma presentation, for your supplemental information, of how the MD&A and Income Tax note would have appeared in our 2015 Form 10-K if the new format had been used:

MD&A Income Tax Expense Explanation:

The 2015 decline in income tax expense of $11,760 is in-line with the decline in total Income Before Income Tax Expense, which is primarily due to the effects of lower crude oil prices. Refer also to the discussion of effective income tax rate in Note 18 on Page FS-46.

Note 18 – Income Taxes – Table Reconciling to U.S. Statutory Tax Rate ($ million) and related explanation:

The reconciliation between hypothetical income tax expense based on the U.S. statutory federal income tax rate multiplied by the company’s Income Before Income Tax Expense, and the total Income Tax Expense of the company, is detailed in the following table:

Income before income taxes	2015	2014	2013
United States	$(2,877)	$6,296	$4,672
International	$7,719	$24,906	$31,233
Total	$4,842	$31,202	$35,905
Theoretical tax (at U.S. statutory rate of 35%)	$1,695	$10,921	$12,567
Equity affiliate accounting effect	$(1,286)	$(2,039)	$(2,266)
Effect of income taxes from international operations	$72	$2,709	$3,844
State and local taxes on income, net of U.S. federal income tax benefit	$(74)	$234	$213
Tax credits	$(35)	$(68)	$(175)
Other	$(240)	$135	$125
Total income tax expense	$132	$11,892	$14,308

Effective income tax rate	2.7%	38.1%	39.9%

The 2015 decline in income tax expense of $11,760 is in-line with the year-over-year reduction in total Income Before Income Tax Expense, which is primarily due to the effects of lower crude oil prices.

The company’s effective tax rate decreased from 38.1 percent in 2014 to 2.7 percent in 2015. Excluding the effects of equity earnings, the effective tax rates were (139.4) percent and 47.5 percent for 2015 and 2014, respectively. The decrease primarily resulted from the impacts of jurisdictional mix, one-time tax benefits, foreign currency remeasurement and a reduction in statutory tax rates in the United Kingdom, partially offset by the effects of valuation allowances recognized on deferred tax assets and the sale of the company’s interest in Caltex Australia Limited.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 21, 2016

Notes to the Consolidated Financial Statements

Note 18 Taxes, page FS-45

3.
It appears you have aggregated several items within the individual line items of your income tax rate reconciliation. Please identify and quantify for us, and disclose if necessary, significant items included within each line item. Please refer to FASB ASC 740-10-50-12 and 50-14 and Rule 4-08(h) of Regulation S-X.

Response:

Since the effective tax rate is reconciled to the U.S. statutory tax rate, we believe it is more useful to include all effects of income taxes from international operations in one line and show as separate items those U.S. effects that caused differences from the U.S. statutory rate. We believe the proposed tabular presentation in dollars included in our response to Comment 2, combined with the ETR explanation included in the paragraph below the table, provides an accurate and transparent picture to the financial statement reader of the movement in the ETR between periods.

Note the proposed ETR explanation describes the main factors driving the differences between the current year’s consolidated ETR and the prior year’s ETR. This is different from the income tax rate reconciliation table which describes the items that cause the ETR to differ from the U.S. statutory tax rate.

As noted in the pro forma statement above for 2015, the (5.0) percent in the “Other” category in the 2015 Form 10-K table represented $(240) million. As referenced in footnote 2 to that Form 10-K table, the $240 million (or 5.0 percent) included one-time tax benefits associated with changes in uncertain tax positions and provision to return adjustments. These changes in uncertain tax positions and provision to return adjustments comprised $(152) million of the total $(240) million in the “Other” line. None of the uncertain tax position amounts or provision to return adjustments were considered to be individually significant, thus they were not separately disclosed.

* * *
Very truly yours,

/s/ Jeanette L. Ourada

Cc: Mr. Brian M. Wong (Pillsbury Winthrop Shaw Pittman)